UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  5 )*

Cooper-Standard Holdings Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

21676P103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21676P103
1	NAMES OF REPORTING PERSONS. Thrivent Financial for Lutherans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,624(1)
	6	SHARED VOTING POWER 2,490,806(2)
	7	SOLE DISPOSITIVE POWER 13,624(1)
	8	SHARED DISPOSITIVE POWER 2,490,806(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,504,430(1), (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.56%(3)
12	TYPE OF REPORTING PERSON (See Instructions) IC, IA

(1)	Represents shares held in the Thrivent Defined Benefit Plan Trust for which Thrivent Financial for Lutherans serves as investment adviser.
(2)
Represents 719,354 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,771,452 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.

(3)
The percentage calculations used herein are based on the statement in the Company's Quarterly Report on Form 10-K for the quarter ended September 30, 2023, as filed with the Securities and Exchange Commission on November 3, 2023, that were 17,197,479 shares of Cooper-Standard Holdings Inc. Common Stock outstanding at October 27, 2023.

Item 1.	(a) Name of Issuer:

Cooper-Standard Holdings Inc.

(b) Address of Issuer’s Principal Executive Offices:

40300 Traditions Dr Northville, MI 48168

Item 2.	(a) Name of Person Filing:

Thrivent Financial for Lutherans

(b) Address of Principal Business Office or, if None, Residence:

901 Marquette Avenue, Suite 2500 Minneapolis, MN 55402

(c) Citizenship:

Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

21676P103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

2,504,430(1), (2)

(b)	Percent of Class:

14.56%(3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 13,624(1)

(ii)	Shared power to vote or to direct the vote: 2,490,806(2)

(iii)	Sole power to dispose or to direct the disposition of: 13,624(1)

(iv)	Shared power to dispose or to direct the disposition of: 2,490,806(2)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.
_____________________________________
(1)	See Note 1 on the cover page. Thrivent Financial for Lutherans disclaims beneficial ownership of the 13,624 shares held in the Thrivent Defined Benefit Plan Trust.
(2)	See Note 2 on the cover page. Thrivent Financial for Lutherans and Thrivent Asset Management, LLC disclaim beneficial ownership of these shares.
(3)
The percentage calculations used herein are based on the statement in the Company's Quarterly Report on Form 10-K for the quarter ended September 30, 2023 as filed with the Securities and Exchange Commission on November 3, 2023, that there were 17,197,479 shares of Cooper-Standard Holdings Inc. Common Stock outstanding as of October 27, 2023.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024

Thrivent Financial for Lutherans

By: /s/ David S. Royal Name: David S. Royal Title: Chief Financial Officer